UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-36580

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Trinity Capital Corporation
Full Name of Registrant

Former Name if Applicable

1200 Trinity Drive
Address of Principal Executive Office (Street and Number)

Los Alamos, New Mexico 87544
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Trinity Capital Corporation (the "Company") is unable to file with the Securities and Exchange Commission ("SEC") its Annual Report on Form 10-K for the year ended December 31, 2016 (and related XBRL documents) (the "2016 Form 10-K") within the prescribed time period without unreasonable effort or expense as a result of the circumstances described below.

The Company's inability to timely file its 2016 Form 10-K relates to two matters:

•
 The Company maintains an Employee Stock Ownership Plan that owns 671,962 shares of the Company's common stock.  This affects the presentation of the equity in the Company's balance sheet.  A valuation of the common stock held by the ESOP is being determined by an independent valuation firm.  As of the filing deadline for the 2016 Form 10-K, the Company has not received the final ESOP valuation report and neither the Company nor its independent auditor have been able assess the appropriateness of the valuation.

•
The Company has not completed its reconciliation process regarding various balance sheet accounts at December 31, 2016.  Accordingly, neither the Company nor its independent auditor have completed the necessary review and testing in this area.

The Company anticipates that its 2016 Form 10-K will be filed prior to the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John S. Gulas	505	662-5171
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Trinity Capital Corporation
(Exact name of Registrant as specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2017	By:	/s/ John S. Gulas
John S. Gulas
Chief Executive Officer and President